Notice to The Oslo Stock Exchange

ORKLA [redacted]

07028408

RECEIVED
2007 DEC -3 A 10:45

SUPPL

P.O.Box 423 Skøyen, N-02
Telephone: +47-22 54 4(
Telefax: +47-22 54 44 90
www.orkla.com

Date: 19.11.07

# ORK - Trade subject to notification – Shares for employees 2007

All employees in 26 countries are offered 50, 150, 250 or 350 Orkla shares at a price of NOK 99.70, minus a 20% discount. This programme was introduced in 1999. The offer is valid from 14 November to 23 November 2007.

The following primary insiders have bought in Orkla at NOK 99.70 on the 19 November 2007:

| Name | Position | New shares | Total shares | Total options |
|---|---|---|---|---|
| Aamot, Tor | SVP Personnel Orkla ASA | 350 | 43 872 | 55 000 |
| Aarseth, Geir | Director Orkla ASA | 350 | 10 602 | 30 000 |
| Andersen, Aage | Elected by the employees to the board | 350 | 950 | |
| Andersen, Terje | CFO Orkla ASA | 350 | 23 609 | 105 000 |
| Aru, Mikael | Managing Director Procordia Food | 350 | 5 582 | 64 000 |
| Barkald, Erik Ruud | Director Orkla ASA | 350 | 5 661 | 46 670 |
| Brevik, Bente | Managing Director Nidar AS | 350 | 21 202 | 45 000 |
| Bø, Audun | Managing Director Orkla Finans | 350 | 2 450 | 80 000 |
| Eikeland, Pål | Director Orkla ASA | 350 | 6 314 | 75 000 |
| Engeland, Roar | EVP Orkla ASA | 350 | 128 120 | 925 000 |
| Enger, Ole | EVP Speciality Materials | 350 | 17 058 | 239 500 |
| Johansen, Atle Vidar | Managing Director Orkla Foods | 350 | 15 881 | 105 000 |
| Jørgensen, John M. | Director Orkla Brands | 350 | 155 195 | |
| Liabø, Gunn | Observers for the employees | 350 | 4 390 | |
| Lunde, Ole Kristian | SVP Corp. Comm. Orkla ASA | 350 | 5 251 | 30 000 |
| Mageli, Håkon | Director Orkla Foods | 350 | 50 852 | 65 000 |
| Marthinsen, Frode S. | Director Orkla ASA | 350 | 16 978 | 140 000 |
| Myrberg, Hilde | EVP Group Staff Orkla ASA | 350 | 4 078 | 5 028 |
| Nordberg, Torkild | Managing Director Orkla Brands | 350 | 26 667 | 341 665 |
| Opedal, Dag J. | CEO Orkla ASA | 350 | 107 015 | 1 750 000 |
| Røer, Fridthjof | Director Internal Auditor Orkla ASA | 350 | 2 983 | 45 000 |
| Salte, Sidsel Kjeldaas | Elected dep. by the employees to the board | 350 | 3 650 | |
| Solberg, Per Arnfinn | Elected by the employees to the board | 350 | 4 590 | |
| Solhaug, Inger Johanne | EVP Orkla ASA | 350 | 5 983 | 131 665 |
| Støfringshaug, Einar | Elected dep. by the employees to the board | **250** | 250 | |
| Sørlie, Per A. | Managing Director i Borregaard | 350 | 39 533 | 37 500 |
| Thomsen, Jan | Chief Risk Officer Orkla ASA | 350 | 5 828 | 30 000 |
| Tveter, Karl Otto | SVP Legal Affairs Orkla ASA | 350 | 20 301 | 55 000 |
| Utstrand, Terje | Elected dep. by the employees to the board | **150** | 150 | - |

Ref.: Rune Helland, SVP Investor Relations, Tel.: +47 2254 4411

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Date: 19.11.07

## ORK –Trade subject to notification _ Shares for employees 2007_corr.

In reference to today's trade notification regarding shares for employees, the right number of total shares and options for EVP Hilde Myrberg are 5,378 shares and 75,000 options.

Ref.: Rune Helland, SVP Investor Relations, Tel.: +47 2254 4411

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



## Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 20 November 2007 bought 2,605,000 shares in Orkla ASA at an average share price of NOK 94.54.

After this transaction, Stein Erik Hagen and his close associates own 226,905,000 shares in Orkla ASA, corresponding to 21.9 % of outstanding shares in Orkla.

The board of directors of Orkla ASA will upon request consider the acquisition as Stein Erik Hagen and his close associates own more than 20% of the shares in Orkla ASA according to applicable concession legislation. The acquisition also requires that Canica obtains concession from relevant concession authorities

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411

**ORKLA**

RECEIVED

2007 DEC -3 A 10:28

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

---

## Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 21 November 2007 bought 2,150,000 shares in Orkla ASA at an average share price of NOK 93.97.

After this transaction, Stein Erik Hagen and his close associates own 229,055,000 shares in Orkla ASA, corresponding to 22.1 % of outstanding shares in Orkla.

The board of directors of Orkla ASA will upon request consider the acquisition as Stein Erik Hagen and his close associates own more than 20% of the shares in Orkla ASA according to applicable concession legislation. The acquisition also requires that Canica obtains concession from relevant concession authorities

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411

END